UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SALIX PHARMACEUTICALS, LTD.
(Exact name of registrant as specified in its charter)

Delaware	94-3267443
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615
(Address of principal executive offices) (Zip code)

If this form relates to the registration of a class of securities pursuant to section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relate: not applicable (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of class)

Item 1.   Description of Registrant’s Securities to be Registered.

On December 12, 2002, the Board of Directors of Salix Pharmaceuticals, Ltd., a Delaware corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share. The dividend is payable on January 20, 2003 to the stockholders of record on that date. In addition, the Board of Directors authorized the issuance of one Right in respect to each share of common stock issued after the record date and prior to the earlier of the Distribution Date or the Final Expiration Date.

For those interested in the specific terms of the Rights Agreement as made between our Company and Computershare Investors Services, LLC, as the Rights Agent, dated as of January 10, 2003, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been incorporated by reference as an exhibit to this Registration Statement on Form 8-A. A copy of the agreement is available free of charge from our Company.

The Rights. Our Board authorized the issuance of a Right with respect to each issued and outstanding share of common stock on January 20, 2003. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after January 20, 2003 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $100, if and when the Rights become exercisable. This fraction of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercise of Rights. The Rights will not be exercisable until:

-	immediately after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 20% or more of our outstanding common stock; or, if earlier,

-
the tenth business day (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer, or the first public announcement of the intention of any person or group to do so, which, if consummated, would result in that person or group becoming an Acquiring Person.

We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

-
FLIP IN. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may purchase Preferred Shares with a market value equal to twice the exercise price of the Rights.

-
FLIP OVER. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may purchase shares of the acquiring corporation with a market value equal to twice the exercise price of the Rights, based on the market price of the acquiring corporation’s stock prior to such merger.

Preferred Share Provisions. Each one one-hundredth (1/100th) of a Preferred Share, if issued:

-	will not be redeemable;

-	will entitle holders to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

-	will entitle holders upon liquidation either to receive $1.00 (plus any accrued but unpaid dividends) or an amount equal to the payment made on one share of common stock, whichever is greater;

-	will have the same voting power as one share of common stock; and

-	if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of common stock.

The value of one one-hundredth (1/100th) of a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire on January 9, 2013 or on the redemption date, if earlier.

Redemption. Our Board may redeem the Rights for $0.0001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group become an Acquiring Person, our Board may extinguish the Rights by exchanging one one-hundredth (1/100th) of a Preferred Share or cash or an equivalent security (or a combination thereof) for each Right, other than Rights held by the Acquiring

Person. This exchange option preserves the economic benefit of the Rights by diluting the acquirer’s position and, in certain circumstances, would operate in a manner such that the stockholders would not be required to actually invest funds to effect the dilution.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the purchase price of less than 1% will be made.

No Stockholders’ Rights Prior to Exercise. Until a Right is exercised, the holder thereof will have no rights as a stockholder of the company (other than any rights resulting from such holder’s ownership of common stock), including, without limitation, the right to vote or to receive dividends.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of their Rights at any time before the Rights are distributed. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Anti-takeover Effects. The Rights approved by the Board are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquiror to take over the company in a manner or on terms not approved by the Board of Directors. We believe that takeover attempts can include coercive tactics to deprive a company’s Board of Directors and its stockholders of any real opportunity to determine the destiny of the company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a partial or two-tier tender offer that does not treat all stockholders equally. We believe that coercive tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights Plan discourages discriminatory or unfair takeover offers for the company and gives the Board time, if appropriate, to pursue alternatives to maximize stockholder value in the event of an unsolicited takeover bid for the company. Since the Rights Plan may substantially dilute an offeror’s position, it encourages an offeror to approach the Board with a view to negotiation.

The Rights Plan is not intended to deter full and fair offers for our shares. The Rights Plan does not impose a burden on our operations or financial capacity. The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the company and its stockholders. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of our stockholders.

A potential offeror may negotiate with the Board to make a takeover bid on terms which the Board considers fair to all stockholders. In such circumstances the Board may elect to redeem the Rights, thereby allowing such bid to proceed without dilution to the offeror.

The Rights Plan is initially not dilutive and until a flip-in event occurs, is not expected to have any effect on the trading of our common stock. Upon a flip-in event occurring and the Rights separating from the common stock, reported earnings and cash flow per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a flip-in event may suffer substantial dilution. In addition to exercising their Rights, holders will be able to sell their Rights.

Our Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. Accordingly, the Rights should not preclude any takeover approved by the Board.

The Rights Agreement, dated as of January 10, 2003, between the Company and Computershare Investor Services, LLC, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.   Exhibits.

1.
Rights Agreement, dated as of January 10, 2003, between Salix Pharmaceuticals, Ltd. and Computershare Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 10.36 to the Registrant’s Current Report on Form 8-K filed on January 10, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Salix Pharmaceuticals, Ltd.

Date: January 10, 2003	/s/ Adam C. Derbyshire
Adam C. Derbyshire Vice President and Chief Financial Officer